Exhibit 99.3

CONTACT
DR. REDDY’S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	INVESTOR RELATIONS KEDAR UPADHYE kedaru@drreddys.com (Ph: +91-40-66834297)	MEDIA RELATIONS CALVIN PRINTER calvinprinter@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy’s Unveils New Corporate Brand Identity

Hyderabad, India, July 01, 2015

For Immediate Release

Dr. Reddy’s Laboratories (NYSE: RDY) today announced the launch of its new visual identity and brand, that will guide its actions across the globe: Good Health Can’t Wait.

The new logo is an expression of Empathy and Dynamism, which helps keep patients at the center of everything that Dr. Reddy’s does. Empathy helps gain rich insights into patients’ needs, and Dynamism enables Dr. Reddy’s to address these needs - innovatively and with agility. The heart depicts empathy and caring while the circles connote dynamism and responsiveness.

The company has also chosen a new corporate colour – Purple, which is associated with creativity and wisdom. Overall, the new identity speaks of Dr. Reddy’s constant endeavour to understand the unmet and under-met needs of patients, and the swift action to solve them.

The objective of the rebranding exercise is to derive a unifying, patient–centric approach, to meet new and daunting challenges that patients are facing. With the healthcare scenario changing rapidly, it is important to be driven by a common goal that adds value to every touch-point for patients and partners alike.

The re-branding will be executed in two stages. In the first phase, the corporate brand has transitioned to the new identity. Phase two will see the new identity transitioning on to the company’s product packaging.

The existing logo and brand identity will remain in place and valid until changes that are pertinent to legal processes, documentation and other regulatory or statutory changes are complete.

Commenting on the launch, Satish Reddy, Chairman – Dr. Reddy’s Laboratories said, “Over 31 years, Dr. Reddy’s has grown from a manufacturer of APIs into a multinational pharmaceutical brand of repute, with operations in over 25 countries. Throughout this journey, we have remained true to our core values, even as we continually transform to keep pace with the changing needs of our patients and partners. Our belief ‘Good Health Can’t Wait’ lends new meaning to our core purpose of accelerating access to affordable and innovative medicines.”

G V Prasad, Co Chairman and CEO – Dr. Reddy’s Laboratories stated, “Our goal has always been singular: to ensure expensive medicines are within the reach of patients. Our focus has always been the patient. While we have expanded over the years, our purpose has remained unchanged: to bring high quality medicines within the reach of all. Today, we wish to re-dedicate ourselves to that purpose because we believe that for every human being, good health is always the first priority. In simple terms: ‘Good Health Can’t Wait.’

Dr. Reddy’s will deliver on its purpose and belief through 5 promises:

•	To bring expensive medicines within reach of patients who need them

•	To address unmet patient needs

•	To help patients manage their disease better

•	To enable and help partners ensure availability

•	To work with partners to help them succeed.

Dr. Reddy’s new identity expresses its purpose and belief in a compelling way and reiterates its focus on keeping patients at the heart of everything it does. Together with its partners, Dr. Reddy’s aims to ensure a better world for all, as Good Health Can’t Wait.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated pharmaceutical company, committed to accelerating access to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infectives. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, Russia & CIS, Venezuela and India. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganisation , including related integration issues.

The company assumes no obligation to update any information contained herein.